UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2021

DRAGONEER GROWTH OPPORTUNITIES CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39447	98-1546280
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

One Letterman Drive Building D, Suite M500 San Francisco, CA		94129
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (415) 539-3099

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fifth of one redeemable warrant	DGNR.U	New York Stock Exchange LLC
Class A ordinary shares included as part of the units	DGNR	New York Stock Exchange LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	DGNR WS	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On February 2, 2021, Dragoneer Growth Opportunities Corp., a Cayman Islands exempted company (“Dragoneer”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Dragoneer, Chariot Opportunity Merger Sub, Inc., a Delaware corporation (“Chariot Merger Sub”), and Cypress Holdings, Inc., a Delaware corporation (“CCC”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Dragoneer and CCC.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions on the closing date: (i) Dragoneer will become a Delaware corporation (the “Domestication”) and, in connection with the Domestication, (A) Dragoneer’s name will be changed as determined by CCC in its sole discretion, (B) each outstanding Class A ordinary share of Dragoneer and each outstanding Class B ordinary share of Dragoneer will become one share of common stock of Dragoneer (the “Dragoneer Common Stock”), and (C) each outstanding warrant of Dragoneer will become one warrant to purchase one share of Dragoneer Common Stock; and (ii) following the Domestication, Chariot Merger Sub will merge with and into CCC, with CCC as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of Dragoneer (the “Merger”).

The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.

The Business Combination is expected to close in the second quarter of 2021, following the receipt of the required approval by Dragoneer’s shareholders and the fulfillment of other customary closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, all outstanding shares, together with all outstanding equity awards, of CCC will be exchanged for shares of Dragoneer Common Stock or comparable equity awards that are settled or are exercisable for shares of Dragoneer Common Stock, as applicable, based on an implied CCC equity value of $5,740,750,000, subject to adjustment in accordance with the Business Combination Agreement. Additionally, the current CCC equityholders and Dragoneer Growth Opportunities Holdings, a Cayman Islands exempted limited company (“Sponsor”), each have an earn out tied to the trading price of shares of the combined company after the closing of the Merger.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. Dragoneer has also agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the closing of the Business Combination, the Dragoneer board of directors shall consist of nine directors, who shall be divided into three classes, which directors shall include six individuals (at least three of whom must qualify as independent under NYSE rules) designated by Advent (as defined in the Business Combination Agreement), and two individuals designated by certain other parties to the Amended and Restated Registration and Shareholder Rights Agreement (as defined below). In addition, Dragoneer has agreed to adopt an equity incentive plan, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligation of Dragoneer and CCC to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of Dragoneer’s shareholders, (iii) the approval of CCC’s shareholders and (iv) Dragoneer having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) remaining after the closing of the Business Combination.

In addition, the obligation of CCC to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (i) the aggregate cash proceeds from Dragoneer’s trust account equaling no less than $207,000,000 (after deducting any amounts paid to Dragoneer shareholders that exercise their redemption rights in connection with the Business Combination and net of Dragoneer’s unpaid transaction expenses and Dragoneer’s unpaid liabilities), (ii) the approval by the New York Stock Exchange (“NYSE”) of Dragoneer’s initial listing application in connection with the Business Combination, (iii) the aggregate cash proceeds from Dragoneer forward purchase agreements equaling no less than $175,000,000, at least $150,000,000 of which shall be provided by Sponsor, (iv) the consummation of the Domestication and (v) Dragoneer having made all necessary arrangements to cause the trustee to release the funds from Dragoneer’s trust account available to Dragoneer.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of Dragoneer and CCC, (ii) by Dragoneer if the representations and warranties of CCC are not true and correct or if CCC fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) termination by CCC if the representations and warranties of any Dragoneer Party (as defined in the Business Combination Agreement) are not true and correct or if any Dragoneer Party fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either Dragoneer or CCC if the Business Combination is not consummated by August 2, 2021, (v) by either Dragoneer or CCC if certain required approvals are not obtained by Dragoneer shareholders after the conclusion of a meeting of Dragoneer’s shareholders held for such purpose at which such shareholders voted on such approvals, and (vi) termination by Dragoneer if the transaction support agreements (as described below) are not executed and delivered to Dragoneer on the second calendar day of the signing date of the Business Combination Agreement or if CCC’s shareholders do not deliver to Dragoneer a written consent approving the Business Combination within two business days of the Registration Statement (as defined below) being declared effective under the Securities Act of 1933, as amended (the “Securities Act”).

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of Willful Breach or Fraud (each, as defined in the Business Combination Agreement).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, Dragoneer, the Sponsor and other holders of Dragoneer class B ordinary shares (“Other Class B Holders”), and CCC entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and the Other Class B Holders, as holders of Class B ordinary shares (together, the “Class B Holders”), have agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of Dragoneer or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination and (iv) be bound by certain transfer restrictions with respect to their shares in Dragoneer prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement. Additionally, pursuant to the Sponsor Letter Agreement, the Class B Holders have agreed that, if the earn out conditions have not been satisfied before the tenth anniversary of the Closing (as defined in the Business Combination Agreement), the portion of the Dragoneer shares subject to such earn out, and any dividends that have been paid in respect thereof (which will be retained by Dragoneer and be paid to the Class B Holders only if and when the earn out conditions are satisfied), will automatically be forfeited to Dragoneer on the tenth anniversary of the Closing (as defined in the Business Combination Agreement).

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, Dragoneer entered into subscription agreements (the “Subscription Agreements”) with certain investors, including, among others, Fidelity Investments, funds and accounts advised by T. Rowe Price Associates, Inc., Altimeter Capital Management L.P., Coatue, D1 Capital Partners L.P., Franklin Templeton, Janus Investors, Maverick Capital, MFS Investment Management and Sunley House Capital (an affiliate of Advent International). Pursuant to the Subscription Agreements, each investor agreed to subscribe for and purchase, and Dragoneer agreed to issue and sell to such investors, on the Closing Date (as defined in the Business Combination Agreement) immediately prior to the Closing (as defined in the Business Combination Agreement), an aggregate of 15,000,000 shares of Dragoneer Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $150,000,000 (the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that Dragoneer will grant the investors in the PIPE Financing certain customary registration rights.

The foregoing description of the Subscription Agreements, and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is attached as Exhibit 10.2 hereto.

CCC Transaction Support Agreements

On the second calendar day following the signing of the Business Combination Agreement, certain CCC shareholders (collectively, the “CCC Supporting Shareholders”) will enter into a Transaction Support Agreement (collectively, the “Transaction Support Agreements”) with Dragoneer, pursuant to which the CCC Supporting Shareholders will agree to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) irrevocably appoint Dragoneer or any individual designated by Dragoneer as such CCC Supporting Shareholder’s agent, attorney-in-fact and proxy to attend on behalf of such CCC Supporting Shareholder any meeting of the CCC Supporting Shareholders with respect to the Business Combination and (iii) be bound by certain other covenants and agreements related to the Business Combination. The shares of CCC capital stock that are owned by the CCC Supporting Shareholders and subject to the Transaction Support Agreements represent over 95% of the outstanding voting power of CCC capital stock.

The foregoing description of the Transaction Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Transaction Support Agreement, a copy of which is included as Exhibit D to Exhibit 2.1 hereto.

Dragoneer Shareholder Support Agreements

Concurrently with the execution of the Subscription Agreements, CCC and certain Dragoneer shareholders participating in the PIPE Financing entered into shareholder support agreements (the “Shareholder Support Agreements”) pursuant to which each such shareholder agreed (i) to vote at any meeting of the shareholders of Dragoneer all of its ordinary shares then owned in favor of the Business Combination and the other Transaction Proposals (as defined in the Business Combination Agreement), (ii) not to redeem any such securities in connection with the Business Combination, and (iii) to be bound by certain transfer restrictions with respect to such securities.

Amended and Restated Registration and Shareholder Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Dragoneer, the Sponsor, Advent, and certain other persons (collectively, the “Investors”) entered into an amended and restated registration and shareholder rights agreement (the “Amended and Restated Registration and Shareholder Rights Agreement”) to be effective upon closing pursuant to which, among other things, the Investors have agreed not to effect any sale or distribution of Dragoneer equity securities during the lock-up period described therein, have been granted certain customary registration rights and, in the case of Advent, the Sponsor and certain other Investors, have been granted certain rights to nominate directors for election or appointment to the board of Dragoneer following the closing of the Business Combination.

The foregoing description of the Amended and Restated Registration and Shareholder Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Amended and Restated Registration and Shareholder Rights Agreement, a copy of which is included as Exhibit 10.4 hereto.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of Dragoneer Common Stock to be offered and sold in connection with the PIPE Financing have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 8.01 Other Events.

On February 3, 2021, Dragoneer held an investor webcast to discuss the transactions. Furnished as Exhibit 99.1 hereto is a transcript of a pre-recorded version of the investor webcast that Dragoneer and CCC have prepared for use in connection with this webcast.

On February 3, 2021, a news article was published in the Wall Street Journal regarding the transactions. Furnished as Exhibit 99.2 hereto is the news article.

Additional Information

In connection with the Business Combination, Dragoneer intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. Investors and security holders of Dragoneer are advised to read, when available, the proxy statement/prospectus in connection with Dragoneer’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, CCC and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination, and such information and names of CCC’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and CCC, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the forward purchase agreements, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the forward purchase agreements; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on CCC’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and CCC; the risk that the Business Combination disrupts current plans and operations of Dragoneer or CCC as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by Dragoneer with the SEC and those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of February 2, 2021, by and among Dragoneer Growth Opportunities Corp., Chariot Opportunity Merger Sub, Inc. and Cypress Holdings, Inc.

10.1	Sponsor Letter Agreement.

10.2	Form of Subscription Agreement (included as Exhibit B to Exhibit 2.1 hereto).

10.3	Form of Transaction Support Agreement (included as Exhibit D to Exhibit 2.1 hereto).

10.4	Amended and Restated Registration and Shareholder Rights Agreement.

99.1	Transcript of Investor Presentation.

99.2	News Article.

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 3, 2021

DRAGONEER GROWTH OPPORTUNITIES CORP.

By:	/s/ Pat Robertson
Name:	Pat Robertson
Title:	Chief Operating Officer